CONSENT OF AUTHOR

September 28, 2007

TO:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission
Alexco Resource Corp.

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form dated September 28, 2007 (the "AIF")

The undersigned hereby consents to being named in the AIF, to the naming of GeoSim Services Inc. in the AIF and to the inclusion of references to and extracts from the report entitled "Brewery Creek Gold Project, Yukon Territory, Canada" dated November 4, 2005 (the "Report") in the AIF.

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained in the AIF that is derived from the Report or that the information contained in the AIF that is derived from the Report does not fairly and accurately represent the information in the Report, and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F, filed on September 28, 2007, and any amendment thereto

Sincerely,

/s/ Ronald G. Simpson
Ronald G. Simpson, P.Geo., on my own behalf and on behalf of GeoSim Services Inc.